Securities and Exchange Commission
RECEIVED
MAR 01 2010
Branch of Registrations and Examinations

UNITED
SECURITIES AND EXC
Washington

10028945

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Long Wharf
(No. and Street)

Boston (City) | Massachusetts (State) | 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor | (617) 367-6400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) | Boston (City) | Massachusetts (State) | 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

LADDIE-LEAH WELL
Notary Public
Commonwealth of Massachu...
My Commission Expire...
August 25, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Spoonhill Asset Management, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spoonhill Asset Management, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 25, 2010

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash and cash equivalents	$	198,024
Receivables from brokers, dealers, and clearing organizations		7,512
Incentive fees receivable		139,226
Deposits with clearing brokers		25,000
Equipment, net of accumulated depreciation of $4,296		1,738
Other assets		5,363
Total assets	$	376,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables to brokers, dealers, and clearing organizations	$	960
Accrued expenses		18,342
Total liabilities		19,302
Stockholder's equity:		
Common stock - authorized, 1,500 shares; issued, 1,000 shares		60,000
Retained earnings		297,561
Total stockholder's equity		357,561
Total liabilities and stockholder's equity	$	376,863

See notes to statements of financial condition.

A. Organization and Nature of Business:

Spoonhill Asset Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe. Additionally, the Company receives directed brokerage from its hedge fund clients.

The Company engages another broker-dealer (Pershing, LLC) on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Incentive fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables.

Equipment:

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

B. Significant Accounting Policies - (continued):

Income taxes:

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal income taxes, and the federal taxable income of the Company is included in the shareholder's individual federal income tax returns. The Company's taxable income is subject to state income tax in accordance with statutory requirements.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions are classified as additional income tax expense in the statement of income.

Subsequent events:

The Company has evaluated subsequent events through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

C. Related Party Transactions:

The Company's sole stockholder is also the sole stockholder of Windham Capital Group, Inc. Certain operating expenses of the Company were paid by Windham Capital, pursuant to an expense agreement. The agreement was suspended during early 2009. As a result, the Company now pays all expenses directly.

D. Major Customers:

During the year ended December 31, 2009, the Company's revenues were derived from seven customers. One customer accounted for approximately 75% of the Company's total revenues.

E. Pension Plan:

In 2003, the Company, along with Windham Capital Group, Inc., established a defined benefit pension plan for its employees. Effective January 1, 2005, all employees were transferred to the Company. Previously, the pension benefit obligation was allocated between both companies; however, effective January 1, 2005, 100% of the benefit obligation was assumed by the Company. There are no benefits anticipated to be paid by the plan in the next five years and in the aggregate for the five years thereafter due to the current ages of the plan participants.

Effective May 1, 2009, this defined benefit plan was frozen. Benefit accruals ceased as of that date. The excess of the fair value of plan assets less the Company's benefit obligation has not been recorded in the Company's financial statements.

Summarized information related to the frozen plan as of December 31, 2009 is as follows:

Funded Status:	
Accumulated benefit obligation:	
Vested benefits	$ 1,350,530
Non-vested benefits	-
Benefit obligation, end of year	1,350,530
Fair value of plan assets, end of year	1,427,235
Funded (unfunded) status	$ 76,705
Change in Plan Assets:	
Fair value of plan assets, beginning of year	$ 1,074,104
Actuarial return on plan assets	170,097
Employer contributions	183,034
Benefits paid	-
Fair value of plan assets, end of year	$ 1,427,235

F. Commitments:

The Company occupies its office space under a lease agreement which expires on November 30, 2012. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

The following is a schedule by years of approximate future minimum rental payments required under this operating lease as of December 31, 2009:

Year ending December 31:		
2010	$	73,400
2011		75,400
2012		70,800

Total rent expense charged to operations amounted to $68,645 for the year ended December 31, 2009.

G. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $349,460, which was $344,460 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .06 to 1.

H. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

I. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2009, nearly all of the Company's gross commission revenue resulted from trades executed by Pershing, LLC.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

(With Independent Auditor's Report Thereon)